UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*+

Shake Shack Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
819047 101
(CUSIP Number)

Randall J. Garutti
c/o Shake Shack Inc.
24 Union Square East
5th Floor
New York, NY 10003
(646) 747-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 26, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
+ Represents (i) Amendment No. 3 to the Schedule 13D filed by Randall J. Garutti and (ii) Amendment No. 2 to the Schedule 13D filed by Randall J. Garutti 2014 GST Trust dated 12/30/14

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Randal J. Garutti
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
939,936
	8	Shared Voting Power
55,972
	9	Sole Dispositive Power
939,936
	10	Shared Dispositive Power
55,972
11	Aggregate Amount Beneficially Owned by Each Reporting Person
995,908
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
3.7%
14	Type of Reporting Person
IN

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Randall J. Garutti 2014 GST Trust dated 12/30/14(1)
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
—
	8	Shared Voting Power
55,972
	9	Sole Dispositive Power
—
	10	Shared Dispositive Power
55,972
11	Aggregate Amount Beneficially Owned by Each Reporting Person
55,972
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
0.2%
14	Type of Reporting Person
OO (Trust)
(1) Ronald Garutti, Jr., the brother of Randall J. Garutti, and Maria Garutti, the wife of Randall J. Garutti, are trustees of the Randall J. Garutti GST Trust dated 12/30/14.

CUSIP No. 819047 101                Schedule 13D/A

Preliminary Note
This filing, dated September 6, 2017 (this "Amendment"), amends and supplements the Schedule 13Ds initially filed on February 17, 2015 for each of Randall J. Garutti and Randall J. Garutti 2014 GST Trust dated 12/30/14 (as amended and supplemented to date, the "Schedule 13Ds") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13Ds.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Schedule 13Ds is amended and restated in its entirety as follows:

(a)-(b)

The aggregate percentage of shares of A-Common reported to be beneficially owned by the Reporting Persons is based upon a total of 26,101,766 shares of A-Common outstanding, which is the total number of shares of A-Common told by the Issuer to the Reporting Persons to be outstanding as of September 5, 2017.

At the close of business on September 5, 2017, the Reporting Persons may be deemed to beneficially own 995,908 shares of A-Common in the aggregate, constituting approximately 3.7% of the shares of A-Common outstanding, as set forth in further detail below:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
RANDALL J. GARUTTI(1)	995,908	3.7%	939,936	55,972	939,936	55,972
RANDALL J. GARUTTI 2014 GST TRUST DATED 12/30/14(2)	55,972	0.2%	—	55,972	—	55,972

(1) Mr. Garutti disclaims beneficial ownership of shares of A-Common that are held by Randall J. Garutti 2014 GST Trust dated 12/30/14.

(2) Ronald Garutti, Jr., the brother of Randall J. Garutti, and Maria Garutti, the wife of Randall J. Garutti, are trustees of the Randall J. Garutti GST Trust dated 12/30/14.

(c)
The following table sets forth all transactions with respect to shares of A-Common effected in the past sixty days by each of the Reporting Persons.  Each day's sales comprised open market transactions made on that day, and the price per share reported for each sale is the weighted average sales price.

CUSIP No. 819047 101                Schedule 13D/A

Reporting Person	Date of Transaction	Number of Shares Disposed	Price per Share
Randall J. Garutti	7/26/2017	16,000	34.8214(1)
Randall J. Garutti	8/25/2017	8,000	31.1231(2)
Total		24,000
(1) The transaction was executed in multiple trades at prices ranging from $34.3500 to $35.0100.
(2) The transaction was executed in multiple trades at prices ranging from $30.8800 to $31.4900.

(d)	None.

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13Ds is hereby amended and supplemented as follows:

Exhibit No.	Description
7.8	Agreement of Joint Filing, entered into effective as of September 6, 2017, by and between Randall J. Garutti and Randall J. Garutti 2014 GST Trust dated 12/30/14.

CUSIP No. 819047 101                Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2017	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Randall J. Garutti

Dated: September 6, 2017	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Randall J. Garutti 2014 GST Trust dated 12/30/14